EXHIBIT 99.1

Patent granted to O2Micro for Dual Input Power Management Method and System

GEORGE TOWN, Grand Cayman, Aug. 18, 2021 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent issued to O2Micro for dual input power management method and system.

O2Micro was issued 18 claims under Japan Patent No. 6894287 on June 7, 2021, for the invention of dual input power management method and system. The invention monitors multiple power sources as regulator inputs and prioritizes some power supply input to generate regulator output to power the system.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, “This invention helps prolong battery pack running times by minimizing any unnecessary power dissipation through prioritizing the power source to power the battery pack controller. This technology supports battery control management and increased running times in consumer and industrial applications including electric vehicles, bikes and scooters, uninterruptible power supplies (UPS), solar and wind storage, cordless power tools, cordless vacuum cleaners and other cordless applications for home and commercial markets.”

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com